

Mail Stop 3561

June 11, 2009

Mr. Ben Peay
President
Wasatch Food Services, Inc.
1492 Entertainment Avenue
Boise, ID 83709

Re: **Wasatch Food Services, Inc.**
        Registration Statement on Form 10
        Filed May 15, 2009
        File No. 000-53672

Dear Mr. Peay:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when you have cleared all of our comments.

Forward Looking Statements, page 2

2. We note your reference to the Private Securities Litigation Reform Act. Please revise to clarify that the safe harbor for forward looking statements is not available to you. Refer to Section 21E(a)(1) of the Securities Exchange Act of 1934.

3. We note your disclosure that the company "undertakes no obligation to publicly update or revise any forward-looking statements . . . ." This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event your existing disclosure materially changes. Therefore, please revise this disclosure accordingly and refrain from including such language in future filings.

Item 1. Business, page 2

4. Please revise this section to include a more detailed discussion of your operations since inception.

5. Disclose in the opening paragraphs of this section that your auditor expressed substantial doubt regarding your ability to continue as a going concern. Also disclose your net losses for the most recent fiscal year and interim period, as well as your accumulated deficit.

6. Please revise this section, where you deem appropriate, to clarify that your business is dependent upon the franchisor both for your business model and, if true, for your supplies. Please also disclose that your business cannot continue if your agreements with the franchisor are terminated or if the franchisor dissolves or otherwise experiences significant financial difficulty. In addition, please expand the risk factor on page 6 entitled "We depend on our franchisor to assist us . . . " to specifically discuss these risks.

Corporate History, page 2

7. Please revise to clarify when and where your subsidiary was incorporated.

BAJIO Mexican Grill Franchise, page 2

8. Refer to the first sentence of the first paragraph on page 3. We note your reference to the authentic "aroma, quality and taste" of your food and the "warm, festive ambiance" of your restaurants. We view this language as marketing language. Please revise to remove this language and any other marketing language that appears in the registration statement.

9. Please revise the first sentence of the third paragraph on page 3 to describe the geographic area covered by the franchise agreement. Also disclose whether you are the exclusive franchisee in this geographic area.

10. We note from your disclosure here and elsewhere in your filing that you acquired area development rights from Baijo-Idaho in 2007 for $25,000, and that such amount was paid to your President and an affiliated consultant as owners of Baijo-Idaho. Please explain to us how this transaction was negotiated. Include the business purpose for such transaction and source of capital for the consideration exchanged. We may have further comment on your response.

11. As Ryan Overton is the husband of Megan Overton, please tell us whether you consider Wasatch Food Services, Inc. and Bajio-Idaho, LLC to be entities under common control. Provide support and cite your basis in GAAP for your conclusion.

12. Refer to the third paragraph on page 3. Please revise, where appropriate, to describe the consulting services provided by Mr. Overton. In addition, please tell us, with a view to disclosure, whether retaining Mr. Overton's services is required by the franchising agreement with Bajio-Idaho, of which Mr. Overton is a part owner.

13. We note that you are in default under the assigned area development and franchise agreement with Bajio LLC and that you are involved in discussions with the franchisor to extend the opening dates of the remaining three restaurants to be developed. Please disclose the potential impact upon your company should the franchisor refuse to grant these extensions. For example, please explain whether you would be required to dispose of the restaurant that you have already opened and whether you might be subject to termination fees under the leasing agreement. In addition, disclose whether any portion of the various franchise payments made to date would be refunded to you.

14. In this regard, please add a risk factor to discuss the risks associated with your default.

15. It appears, from Exhibit 10.1, that you paid a "reduced" franchise fee (zero) because you represented that you were currently a Bajio franchisee or an existing franchisee of DAI. Please tell us how you qualified for this treatment.

16. Refer to the penultimate paragraph on page 3. Please revise to disclose the amount of monthly franchise and royalty fees to be paid by you, or alternatively, the formula for calculating the amount of monthly franchise and royalty fees to be paid by you.

17. Refer to the penultimate paragraph on page 3. Please expand your discussion of the costs of compliance with the franchisor's policies and procedures, including any requirement that you purchase certain ingredients and other products directly from specified sources. In addition, please discuss the consequences of failure to comply with the franchisor's policies and procedures.

18. Refer to the last paragraph on page 3. Please revise the discussion of the line of credit to identify the bank which extended the credit line and clarify the origination and due dates of the credit agreement and notes payable. We note in this regard that the dates listed in the last paragraph on page 3 do not reconcile with the dates in the agreements that were filed as exhibits. Also, please file the original credit agreement as an exhibit in your next amendment.

19. Refer to the final paragraph on page 3. Please clarify the statement that the outstanding balance was "rolled over into a new note."

20. Refer to the first paragraph on page 4. Please revise to disclose the date and the terms of your loan of $32,000 from Hobble Creek Investments, Inc. File the agreement as an exhibit in your next amendment.

21. Please revise the second paragraph on page 4 to clarify whether the compensation from the developer is a one-time or recurring fee.

Marketing and Sales, page 4

22. Please revise to clarify whether advertising expenses includes the contributions to the franchisor's advertising and marketing fund. If not, revise to disclose the amount of your contribution to the advertising fund.

Competition, page 4

23. Please revise to discuss the challenges presented by more established fast food chain restaurants that also prepare service-line style, made-to-order tortillas and other Mexican-themed fast foods. Please consider whether there are certain competitors that merit specific mention. Refer to Item 101(c)(x) of Regulation S-K.

Ben Peay
Wasatch Food Services, Inc.
June 11, 2009
Page 5

Facilities, page 5

24. Please confirm to us in your response that the rental payments detailed in this section are for both your offices and retail space discussed in this section. Please also confirm to us that your payments to the affiliate are at market rate. If such payments are not at market, please tell us whether the affiliate from whom you are subleasing is a significant shareholder, and how such rate differs from market. We may have further comment on your response.

25. As a related matter, please tell us more about the tenant improvement allowance. Please tell us whether the unrelated third party lessor provided such an allowance to your affiliate and, if so, tell us where this allowance is described in the "Triple Net Lease" in Exhibit 10.3. Alternatively, please tell us more about the origin, nature and purpose of this feature. It appears that you received the entire allowance in cash in cash in fiscal 2008. Please advise.

26. Tell us whether and how you considered the tenant improvement allowance in determining the "market rate" in your consideration of the rental payments in our comment above.

Risk Factors, page 5

27. Please add a risk factor discussing the risk that you may not be able to absorb the costs of being a public company.

28. Please add a risk factor to discuss the difficulties of establishing and maintaining acceptable internal controls related to financial reporting.

29. Please add a risk disclosing that poor quality food and/or service at BAJIO restaurants owned by other franchisees may adversely impact the public's perception of your restaurants and of the chain, generally, and therefore hurt your financial results.

Our $200,000 revolving line of credit with our bank matures on May 14, 2009 . . . . , page 5

30. Please revise this risk factor and elsewhere as appropriate to clarify the amount you have borrowed against the line of credit as of the most recent practicable date. We note in this regard your disclosure on page 3 which appears to suggest you have borrowed the full amount available against the line of credit.

31. Also, revise this risk factor to discuss the consequences if you do not receive a further extension of the due date or obtain a replacement loan facility. Revise your liquidity section in this manner as well.

Our operations are subject to various risks . . . , page 5

32. Please revise this risk factor to discuss the specific impact on your business of the current economic downturn. Quantify, to the extent you are able, the decrease in sales and the impact on financial condition you believe attributable to the recession.

Because we are a new business . . . , page 6

33. Please revise to explain what "problems, delays, expenses and difficulties" you are vulnerable to as a start-up company.

We will require additional funds to continue our business plan, page 6

34. Please revise this risk factor to disclose whether you believe you have adequate funds to meet your obligations for the next twelve months. Revise your liquidity section in this manner as well. Also, discuss the risk that you may have difficulty obtaining debt financing given the current economic climate. Finally, revise to disclose the risk of dilution to existing shareholders should you choose to rely on additional equity offerings to raise capital.

35. Please disclose the basis for your estimate that it will cost between $375,000 and $450,000 to begin operation of each additional restaurant.

We depend on the franchisor to assist us . . . , page 6

36. Please revise this risk factor by expanding your discussion of the risks associated with being a franchisee. The discussion should include, among other things, risks associated with a potential failure to comply with the policies and procedures of the franchisor and restrictions on your ability to sell the franchise.

Management's Discussion and Analysis

Tenant Location Fees Income, page 11

37. Please explain to us in your response the facts and circumstances surrounding the negotiation of the agreement related to tenant referral fee income. Include in your response how the agreement was negotiated, when the agreement was finalized and signed, and the date your lease was signed. Please also tell us the material terms of such agreement, including the terms of any penalty clauses for nonperformance. Finally, please confirm that your company entered into this agreement directly with

the developer. Alternatively, if your affiliate Bajio-Idaho, LLC initially entered into the agreement, please clarify this fact and describe the transfer of the contractual agreement in your disclosures. We may have further comment on your response.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 14

38. Please revise to clarify that the beneficial ownership table reflects all shares that may be acquired by holders within sixty days.

39. Please revise to clarify the amount of common stock held by your officers and directors as a group.

Executive Compensation, page 15

40. Please confirm to us that you did not pay any compensation in the form of salary, bonus, equity or otherwise during the fiscal years ended 2007 and 2008.

41. We note from your tabular and footnote disclosure here that although your President received no compensation, you have recorded nominal amounts of compensation as capital contributions for services rendered in applicable years. Please explain to us and expand your disclosure, as appropriate, to indicate how you determined the amount to be recorded.

Director Compensation, page 15

42. We note that you do not currently provide compensation to your directors. Please revise to clarify, if true, that you have not paid director fees in the past.

Item 10. Recent Sales of Unregistered Securities, page 17

43. With a view toward revised disclosure, please provide us with additional support for your conclusion that the Section 4(2) exemption is available for the three private placement offerings described in the registration statement. Discuss the nature of the investors and how you determined that the investors satisfied the sophistication requirements of the exemption.

Consolidated Balance Sheets, page F-3

44. Please add a footnote to explain the nature and computation of the deposits.

Note 3. Property and Equipment, page F-9

45. You state that leasehold improvements were reduced by a tenant improvement allowance. Please explain how your accounting is consistent with the guidance set forth in FTB 88-1, Response to Question 2. We may have further comments upon review of your response.

Note 4 – Franchise Rights, page F-9

46. We note from your disclosure here and elsewhere in your filing that you have fully expensed the cost of the acquired franchise rights as a preopening cost in 2007. The cost of acquiring an intangible asset does not fall within the scope of SOP 98-5 which provides guidance on the financial reporting of start-up costs. It does not appear that any related write-off of this nature should be accounted for or classified as such. Reference is made to paragraph 8 of the SOP. Please provide support for your apparent conclusion that the cost of the franchise rights should be fully expensed in fiscal 2007. Cite your basis in GAAP for the accounting methodology you applied. Finally, we assume that you were required to pay a $15,000 development fee in connection with the opening of your first restaurant. If that payment was made, please tell us how it was accounted for and, if it was not fully expensed at the time of payment, explain why your conclusions differ with respect to this required fee. If that payment was not made, please state this fact in the filing and tell us whether and/or how the related liability was recorded in the financial statements. We may have further comments upon review of your response.

Note 9 – Operating Leases, page F-11

47. We note from your disclosure here that your lease payment schedule provides for a fixed rate for the first five years and a higher fixed rate for the next five years of the original 10-year lease term. Please confirm to us that you have calculated and recorded your rent expense on a straight line basis over the initial lease term of 10 years.

General

48. Please update your financial statements to comply with Rule 3-12 of Regulation S-X.

Exhibit 10.1

49. We note that the Franchise Agreement contains several references to Subway restaurants. With a view toward disclosure, please describe for us the relationship, if any, between your company and its affiliates, the franchisor and Subway restaurants.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202)551-3217 or me at with any other questions.

Regards,

Daniel Morris
Attorney-Advisor